This Form CB contains [11]

pages, including all exhibits.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Telecom Italia Mobile S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001052049 Savings Shares ISIN IT 0001052056
(CUSIP Number of Class of Securities (if applicable))

Antonio Sanna Telecom Italia Mobile S.p.A. Via Pietro De Francisci 152 00165 Rome +39006-39001

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to: Carlo De Gennaro Telecom Italia S.p.A. Corso d’Italia 41 00198 Rome (Italy) +39006-36881 Jeffrey M. Oakes Davis Polk & Wardwell 99 Gresham Street London EC2V 7NG
Not Applicable
(Date Tender Offer/Rights Offering Commenced)

*

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.

Home Jurisdiction Documents

(a)    (1)    English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated December 7, 2004 relating to the proposed business combination.

(b)    Not applicable.

Item 2.

Informational Legends

The business combination described herein relates to the securities of two foreign companies.  The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)

A written irrevocable consent on Form F-X is being filed concurrently by Telecom Italia S.p.A. with the Commission.

(2)

Not applicable.

Exhibit Index

Exhibit
Number	Description
1.0	English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated December 7, 2004 relating to the proposed business combination.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telecom Italia S.p.A.
By:	/s/ CARLO DE GENNARO
Name: Carlo De Gennaro
Title: Company Manager

Date: December 7, 2004